Exhibit 4.20

January 12, 2018

Xiaochuan Wang
Chief Executive Officer
Sogou Inc.

Dear Xiaochuan,

Please accept my formal resignation as Sogou’s CFO as follows:

1.                    I hereby resign from my position as Chief Financial Officer of Sogou Inc., a Cayman Islands company (“Sogou”), effective as of the close of business on January 21, 2018 (the “Termination Date”).

2.                    Commencing on January 22, 2018 and ending July 21, 2018 (the “Consulting Period”), I will serve as a consultant to Sogou, reporting to you, in order to assist with the transition of oversight of Sogou’s finance department. My pretax consulting fee will be RMB480,000, which will be paid to me in full in arrears on the last day of the Consulting Period. During the Consulting Period, I will be free to be employed by, or otherwise provide services to, other entities, including without limitation Sohu.com Inc.

3.                    In consideration of my providing such consulting services, options previously granted to me for the purchase of 50,000 Class A Ordinary Shares of Sogou will become fully vested on July 21, 2018 and will remain exercisable by me until July 20, 2027, provided that the options will cease to be exercisable on such earlier date as is 90 days after I am no longer providing services to Sohu.com Inc. or one of its subsidiaries or variable interest entities.

4.                    Sogou and I hereby agree that, in consideration of payment to me of the consulting fee, during the Consulting Period I will not, on my own behalf, or as owner, manager, stockholder (other than as a shareholder of less than 2% of the outstanding equity shares of a company that is publicly-traded or listed on a stock exchange), consultant, director, officer, or employee of or in any other manner connected with any business entity, participate or be involved in any Competitor without your prior written authorization. “Competitor” means any business of the type and character of business in which Sogou engages or proposes to engage and includes, without limitation, an individual, company, enterprise, partnership enterprise, government office, committee, social organization, or other organization that produces, distributes, or provides the same or substantially similar kind of product or service as does Sogou.

5.                    Sogou and I hereby agree that I will cooperate with Sogou regarding the transitioning of all my positions and responsibilities in Sogou and all affiliated and related entities of Sogou (collectively with Sogou, the “Sogou Group”) in due course.

6.                    I hereby agree, on my own behalf, and on behalf of my heirs, successors and assigns, that the terms of this letter agreement will be in complete and final settlement of all claims, rights, interests, demands, compensation and damages (“Claims”), whether known or unknown, of every name and nature, both in law and equity, I have or may have, or have ever had from the beginning of the world to this date, against the Sogou Group, or any director, officer, employee, independent contractor, consultant, shareholder, manager, member, partner, trustee, beneficiary, or agent of any of the foregoing through the date hereof, in any way relating to or arising out of my employment with Sogou or any of its affiliates or related entities, and the termination of such employment. This release does not release Sogou from any of its obligations under this letter agreement.

7.                    Sogou agrees that the terms of this letter agreement will be in complete and final settlement of all Claims, whether known or unknown, of every name and nature, both in law and equity, it has or may have, or has ever had from the beginning of the world to this date, against me through the date it has signed this letter agreement, in any way related to or arising out of my employment with Sogou or any of its affiliates or related entities and the termination of such employment. This release does not release me from, or waive any of the rights of Sogou or any other member of the Sogou Group with respect to, (i) any of my obligations under this letter agreement or (ii) any act or omission that constitutes gross negligence, intentional misconduct, fraud, bad faith, or a knowing material violation of law.

8.                    This letter agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to the doctrine of conflict of laws.

Very truly yours,

James (Xiufeng) Deng

Accepted and agreed to:

By:
Xiaochuan Wang
Chief Executive Officer
Sogou Inc.